Mondee Holdings, Inc.
10800 Pecan Park Blvd.
Suite 315
Austin, Texas 78750

VIA EDGAR
October 31, 2023

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549-0405

Attention:    Jenifer Gallagher, Staff Accountant
    Robert Babula, Staff Accountant

Re:    Mondee Holdings, Inc.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed April 11, 2023
File No. 001-39943

Dear Ms. Gallagher and Mr. Babula:
Set forth below is the response of Mondee Holdings, Inc. (the “Company,” “we,” “our” or “us”) to the comments made by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 21, 2023 with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2022 filed with the Commission on April 11, 2023 (the “Form 10-K”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
Form 10-K for the Fiscal Year ended December 31, 2022
Management’s Discussion and Analysis of Financial Condition and Results of Operation
Factors Affecting Our Performance
Use of Transaction Volumes, page 68
1.We note your disclosure regarding transaction volumes as a factor that affects your performance, indicating the term corresponds to the gross value of transactions handled on your platform, between a third party seller or service provider and the ultimate customer, also explaining that your revenue increases or decreases based on changes in either or both the number or value of these transactions. However, you do not appear to quantify, utilize, or reference such volumes when discussing your results of operations.

U.S. Securities and Exchange Commission
October 31, 2023

Please expand your discussion and analysis of revenue to quantify the extent to which changes in revenue are attributable to s, changes in volumes, and separately to recent acquisitions, to comply with Item 303(b)(2)(iii) of Regulation S-X.
The Company acknowledges the Staff’s comment on the Company’s disclosure of gross bookings (described as transaction volumes in previous filings) as a factor affecting performance and the benefit of referencing such gross bookings in discussing our results of operations.
For prospective SEC filings starting with our Form 10-Q for the period ended September 30, 2023, we will reference a discussion of the increase or decrease in revenues due to gross bookings, along with any notable differences in the inputs to gross bookings (e.g. changes in number of transactions processed), as well as any other applicable explanation (e.g. return to normalized travel). It is impracticable to quantify the impact of changes in prices on the Company’s revenues, because of the variability in the value of the gross bookings processed and the cost of each booking incurred by the Company.
Revenue for the years ended December 31, 2022 and December 31, 2021 were not affected by acquisitions, as there were no operational entities acquired by the Company during the years presented except for the reverse recapitalization as a result of the SPAC Business Combination. In addition to this, our objective when making acquisitions is to merge the customers, supplier contracts, and products of acquired entities into the Company’s technology platform to achieve a comprehensive revenue synergy and organic growth through integrated operations. As such, separating revenues specifically from these acquired entities in future periods becomes impractical.
Below is an example of our proposed revision for future filings in our discussion of revenues using our 2022 Form 10-K as an example, which addresses the Staff’s comments. Additionally, we will provide proposed disclosures to our future filings for our Operating Metrics and Disaggregation of Revenue in conjunction to in our response to comment number 4 and number 6.
Results of Operations
Revenues, net for the year ended December 31, 2022 increased by $66.3 million, or 71%, compared to the same period in 2021. The increase was primarily driven by significant improvement in travel demand trends in fiscal year 2022, as the COVID-19 pandemic recovery continued to improve.
The revenues, net increase is primarily contributed by our travel marketplace segment. Revenues in travel marketplace segment increased by $65.4 million or 71% in 2022 compared to 2021, including $42.7 million or 62% increase from commission revenues earned from mark-up fees and commissions, $22.3 million or 98% increase from incentive revenues earned from GDS service

U.S. Securities and Exchange Commission
October 31, 2023

providers and airline suppliers, and the remaining from other ancillary product and services. The revenue growth in our travel marketplace segment in 2022 was contributed by a 134% increase in the value of gross bookings and a 62% increase of the number of transactions processed in our travel marketplace, as compared to 2021. Refer to our Operating Metrics for further details.
Non-GAAP Financial Measures, page 68
2.We note your disclosure indicating you believe Unlevered Free Cash Flow is relevant to investors because it provides a measure of cash generated internally that is available both to service debt and to fund inorganic growth or acquisitions, which seems to imply that the measure is being utilized as a liquidity measure. We also note that you provide a reconciliation between this non-GAAP measure and operating cash flows on page 69.

Please address the prohibition described in Item 10(e)(1)(ii)(A) of Regulation S-K, against excluding charges that required or will require cash settlement in the computation of a non-GAAP liquidity measure, as it relates to your adjustments for interest expense.
The Company acknowledges the Staff’s comment on the Unlevered Free Cash Flow non-GAAP measure and respectfully advises the Staff that it has reviewed Item 10(e)(1)(ii)(A) of Regulation S-K. We will revise our disclosures on the Unlevered Free Cash Flow non-GAAP measure prospectively, starting with our Form 10-Q for the period ending September 30, 2023, to explicitly state it is used as a liquidity measure and retitle the metric to free cash flow.
Shown below is our proposed revision, using our 2022 Form 10-K as an example to illustrate our description and reconciliation of Free Cash Flow:
Free Cash Flow
Free cash flow is defined as cash used in operating activities, less capital expenditures, and considered as a non-GAAP liquidity measure.
We believe the presentation of free cash flow is relevant and useful for investors because it measures cash generated internally that is available to service debt and fund inorganic growth or acquisitions. Free cash flow is the cash flow from operations after payment of capital expenditures that we can use to invest in our business and meet our current and future financing needs.
The following table reconciles net cash used in operating activities, a GAAP measure, to free cash flows for the year ended December 31, 2022, and 2021, respectively (in thousands):

U.S. Securities and Exchange Commission
October 31, 2023

3.We note that you present certain non-GAAP measures in your earnings releases that do not appear in your periodic reports, including the measure of Adjusted Net Income. The measure for 2022 reflects positive adjustments of $2,768 and $989 for "Supplier contract renegotiation" and "Chargeback recoveries," having the effect of reducing the net loss incurred for the fourth quarter and annual period.

You indicate the first represents gain that will be realized in future periods pursuant to GAAP as a result of renegotiating a supplier agreement, while the second represents credit card chargebacks for which recovery is anticipated though which may not be recognized pursuant to GAAP until funds are received in future periods.

Tell us why you believe that adjustments made to accelerate recognition of items that are deferred in accordance with GAAP would not be contrary to the guidance in Question 100.04 of our Compliance and Disclosure Interpretations pertaining to Non-GAAP Financial Measures, which you may view on our website at the following address: https://www.sec.gov/corpfin/non-gaap-financial-measures.htm

As your adjustments effectively change the recognition and measurement principles required under GAAP, unless you are able to show how your individually-tailored adjustments do not yield potentially misleading non-GAAP measures, please revise your computational approach to avoid adjustments of this nature.

Also explain to us why you omitted the footnotes having the descriptions of these adjustments from your interim earnings releases.
Within the 2022 Reconciliation of GAAP to Non-GAAP Financial Measures in our investor presentation and earnings release, the Company presented Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Loss) and Adjusted EPS, then presented Total Adjusted EBITDA, Total Adjusted Net Income (Loss), Total Adjusted EBITDA Margin and Total Adjusted EPS separately by including the impact of the deferred items for the fourth quarter and the year of 2022. Beginning in the first quarter of 2023, the Company no longer included such deferred items in the calculations of Total Adjusted EBITDA, Total Adjusted Net Income (Loss), Total Adjusted EBITDA Margin and Total adjusted EPS for the quarter to date periods ended March 31, 2023, and June 30, 2023.
Below is our proposed revision to these non-GAAP measures by removing “Total Adjusted EBITDA”, “Total Adjusted Net Income (Loss)”, and “Total adjusted EPS”, using our 2022 earnings

U.S. Securities and Exchange Commission
October 31, 2023

release as an example, for our reconciliations of Adjusted EBITDA and Adjusted EBITDA Margin, Adjusted Net Loss and Adjusted EPS:

4.We note that you disclose several Key Metrics in your earnings releases and investors presentations that are not presented in your periodic reports, including Transactions, Take rate, and Gross revenue. Please explain to us how you determined that these various metrics were relevant in those disclosure venues though were not relevant to the required discussion and analysis in your periodic reports.

We believe that your disclosures of these Key Metrics will require some revision and further details to clarify the utility, character, and association of and between these measures. For example, given that you earn and report revenue as an agent rather than

U.S. Securities and Exchange Commission
October 31, 2023

as a principal, if you wish to report the transactional value upon which your fees are based, you should utilize a label other than Gross revenue to describe the measure, and provide an explanation wherever this measure is presented, to clarify that the transactional value does not reflect the value of the services that you provide but is included for context in understanding the relationship involving your take rate or other matters.

For each metric please also provide a clear definition that reveals the manner of its computation, the reasons you believe it provides useful information to investors, and an explanation of how the measures are used in managing or assessing performance, consistent with the guidance in SEC Release No. 33-10751.
The Company uses the following operating metrics to evaluate key factors that affect the Company’s performance and the way the business is managed: a) transactions, b) gross bookings (described as “transaction volumes” in previous filings) and c) take rate. The Company will add discussions about operating metrics in future, starting with the Form 10-Q for the period ended September 30, 2023, within the Management’s Discussion and Analysis of Financial Condition and Results of Operations. In addition, we will retitle the previously utilized term "gross revenue" to "gross booking" for clarity. Below is our proposed disclosure for operating metrics within the Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Operating Metrics
Our financial results are driven by certain operating metrics that encompass the business activity generated by our travel-related services. Transactions represent the number of travel reservations that were processed on Mondee's platform during the period. Gross bookings are defined as the total dollar value, generally inclusive of taxes and fees, of all travel reservations through our platform between a third-party seller or service provider and the traveler, net of cancellations. Take rate is defined as revenues as a percentage of gross bookings.
Management considers these operating metrics to have a correlation to our commission revenues and incentive revenues recognized, and are therefore useful units of measurement for investors. Management also uses these operating metrics as part of its overall assessment of the Company’s operational performance and for its preparation of operating budget and forecasts.
Transactions, gross bookings and take rate for the years ended December 31, 2022 and 2021 were as follows (Gross bookings is disclosed in thousands):

U.S. Securities and Exchange Commission
October 31, 2023

Critical Accounting Policies and Estimates, page 77

5.You state that the preparation of the consolidated financial statements and related disclosures in conformity with GAAP requires you to make estimates and assumptions that affect the amounts reported in the consolidated financial statements, although you do not identify any critical accounting estimates.

Please expand your disclosures to provide the information required by Item 303(b)(3) of Regulation S-K, including the qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the estimates have had or are reasonably likely to have on your financial condition or results of operations, also in accordance with Instruction 3 to paragraph (b), clarifying that such disclosure “must supplement, but not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements.” For example, explain why the estimates are subject to uncertainty, how the estimates or underlying assumptions have changed during the period, and indicate the extent to which the reported amounts are sensitive to change in the underlying methods, assumptions, and estimates.

In conjunction with your response, given that the goodwill balance was about 26% of total assets at year-end, tell us how the assumptions underlying your goodwill impairment testing were considered for disclosure pursuant to this guidance. You may also refer to SEC Release No. 33-10890 for additional guidance.
The Company acknowledges the Staff's comment and respectfully advises the Staff that the Company will include the information required by Item 303(b)(3) of Regulation S-K prospectively on our Form 10-Q and 10-K filings beginning with our Form 10-Q filing for the period ended September 30, 2023. Please refer to Exhibit 1 in the Appendix for our proposed Critical Accounting Policies and Estimates disclosure for prospective filings.
Financial Statements
Note 10 – Revenue
Disaggregation of Revenue, page F-34
6.We note that you identify two categories for revenue disaggregation, which also represent the reportable segments identified on page F-43, and that the Travel Marketplace segment contributed about 99% of revenues for 2022.

However, in your revenue recognition accounting policy disclosure on pages F-14 and F-15 you identify additional sources of revenue and in your discussion and analysis of

U.S. Securities and Exchange Commission
October 31, 2023

revenues on page 71 you identify and quantify changes for transactional revenues, GDS service provider incentives/other service revenues, and airline incentives revenues.

Tell us how the categories you have identified serve to depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, as required by FASB ASC 606-10-50-5, and are reflective of the varying terms of your contractual arrangements and consistent with FASB ASC 606-10-55-89 through 55-91.

Our discussion of revenue within the Results of Operations addresses the variability of fees associated with our travel reservation service performance obligation, which represents a single performance obligation. We believe that a single performance obligation should not be further disaggregated and have further assessed the revenue disaggregation guidance as hereunder:
In accordance with ASC 606-10-50-5 through 6, the Company considered the appropriate level of disaggregated revenue information that depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, as well as sufficient information to enable users of financial statements to understand the relationship between the disclosure of disaggregated revenue and revenue information that is disclosed for each reportable segment. Additionally, the Company considered the guidance in ASC 606-10-55-89 through 55-91 along the following categories:
Type of good or service (e.g. major product lines)
-The Company derives the majority of its revenues from travel-related activity which is presented as travel marketplace segment revenue on the Company’s financial statements disaggregated revenue disclosure. The travel marketplace segment includes revenues earned from:

•Commission revenues, including mark-up fees and commissions on airline ticket sales and to a lesser extent, for hotel accommodations and booking of car rentals, and other travel services;
•Incentive revenues earned from GDS service providers and airline companies for airline reservations, as well as from our fintech payment programs based on the aggregate gross booking amounts processed by us; and
•Other travel products and services.
Among these, commission and incentive revenues comprise the majority of our revenues earned, totaling approximately 98% of our revenues in fiscal year of 2022. Revenue for travel marketplace services is recorded when the performance obligations are satisfied, typically at the time of booking or when respective performance targets have been met. For revenues during fiscal year 2022 and 2021, there is no significant level of disparity in the nature, amount, timing and uncertainty of revenues and cash flows associated with the travel marketplace revenue.

U.S. Securities and Exchange Commission
October 31, 2023

Subsequent to fiscal year 2022, the Company acquired operating entities in Latin America and they provide travel reservation services. These acquired entities operate within our travel marketplace segment.

Further, the Chief Operating Decision-Maker (“CODM”) reviews the segment’s financial performance in its entirety when making decisions, as the nature of all the services is essentially with respect to booking of travel related activities. Accordingly, the Company believes that further disaggregation is not necessary or applicable based on this segment.
-The remainder of our revenues are generated from subscription contracts for access to our travel management software-as-a-service (“SaaS”) platforms. Our SaaS platform revenues are recognized over the term of the duration of the contract, and there is no significant level of disparity in the nature, amount, timing and uncertainty of revenues and cash flows associated with this category of revenue. Accordingly, the Company believes that further disaggregation is not necessary based on this segment.
Geographical region (for example, country or region)
-The Company discloses revenue by geographical region in accordance with segment disclosures under ASC 280-10-50-41. Revenue by geography is based on the geographic location of the Company’s subsidiaries. For revenues recognized during the fiscal years of 2022 and 2021, The Company believes further disaggregation of revenue by international countries, or regions within the US would not be meaningful. In addition, a majority of the Company’s revenues across all countries exhibit similar economic characteristics, and therefore the Company believes that further disaggregation is not necessary based on this category.

Subsequently along with the foreign entities acquired by the Company during 2023, the Company disclosed revenues derived from United States and Brazil, respectively, in our interim financial statements for the period ended June 30, 2023 on Form 10-Q. The revenues derived from other foreign operations by geographic region is not material for future disaggregation.
Market or type of customer (for example, government and nongovernment customers)
-The Company derives a majority of its travel marketplace revenues from travel suppliers and our fintech programs, via commissions and incentives, as well as mark-up fees earned from our travel reservation services provided. All of our travel marketplace revenues are recognized when our performance obligations are satisfied, and there is no significant level of disparity in the nature, amount, timing and uncertainty of revenues and cash flows associated with this category of revenue.
-The Company derives its SaaS platform revenue primarily from the sale of subscription services to enterprise customers, corporate and SMEs, as well as travel consumers. Our subscription revenues are recognized over the duration of the contract for access to our travel management SaaS platforms. There is no significant level of disparity in the nature, amount, timing and uncertainty of revenue and

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cash flows associated within our categories of customers, and therefore no further disaggregation is necessary based on this category.
Type of contract (for example, fixed-price and time-and-materials contracts)
-As it relates to travel marketplace services, these revenue sources are transactional in nature. While commissions is based on a fixed percentage fee or flat fee charged per booking, and incentives are variable and require estimation, there are no unique factors that would result in a significant difference in the nature, amount, timing and uncertainty of revenues and cash flows related to this category. Therefore, no further disaggregation is necessary.
-As it relates to our SaaS platform revenues, customers are charged a fixed fee for the specified contract duration and payment is typically paid at the start of the subscription term. There is no significant level of disparity in the nature, amount, timing and uncertainty of revenue and cash flows associated related to this category, and therefore no further disaggregation is necessary.
Contract duration (for example, short-term and long-term contracts)
-As it relates to our travel marketplace revenues, the Company enters into agreements that range from months to multi-year agreements with GDS service providers and airline companies. These agreements govern the incentive revenues that we earn on achieving respective performance targets set out in the contracts. In the past, the Company received cash advances for future bookings of airline tickets specific to two of our multi-year incentive contracts with GDS service providers. The cash received was recorded to deferred revenue, and subsequently recognized as incentive revenues earned during the contract term.
During the year ended December 31, 2022 and 2021, and for the six months ended June 30, 2023, revenues from such multi-year GDS contracts mentioned above represented less than 5% of total net revenues recognized, and were deemed to not be material for disaggregation for the periods presented.
Despite disparity in length of incentive contracts, there is no significant level of disparity in the nature, amount, timing and uncertainty of revenue and cash flows associated related to this category, and therefore no further disaggregation is necessary. Duration of contracts do not apply to the commission revenues that we earn.
-As it relates to our SaaS platform revenues, we typically enter into one-year contracts with our customers, with upfront invoicing. There is no significant level of disparity in the nature, amount, timing and uncertainty of revenue and cash flows associated related to this category, and therefore no further disaggregation is necessary.
Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time)

U.S. Securities and Exchange Commission
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-Travel marketplace revenues are recognized at a point in time when the Company has completed its booking services (i.e. at the time of booking an airline ticket or completing a reservation), or when performance targets have been met. There is no significant level of disparity in the nature, amount, timing and uncertainty of revenue and cash flows associated related to this category, and therefore no further disaggregation is necessary.
-Revenues for SaaS platform revenues is recognized over time, over the contract period. There is no significant level of disparity in the nature, amount, timing and uncertainty of revenue and cash flows associated related to this category, and therefore no further disaggregation is necessary.
Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries)
-This does not apply to our travel marketplace revenues as our services are provided directly for our travel suppliers and for our fintech partners.
-It would also not apply to our SaaS platform revenues, as we provided subscription services directly to the consumer (either corporations, entities or individual travelers).
Based on the Company's consideration of the guidance in FASB ASC 606-10-55-89 through 55-91, it has concluded that the Company's two revenue categories of travel marketplace and SaaS platform continue to fairly depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

U.S. Securities and Exchange Commission
October 31, 2023

We thank the Staff for its review of the foregoing. Should the Staff have additional questions or comments, please do not hesitate to reach out to Jesus Portillo at (650) 646-3336 .

Sincerely,
/s/ Jesus Portillo_____________________________
Jesus Portillo
Chief Financial Officer
Mondee Holdings, Inc.

cc:    Meredith Waters, General Counsel

Appendix

Exhibit 1
Critical Accounting Policies and Estimates

U.S. Securities and Exchange Commission
October 31, 2023

The preparation of the condensed consolidated financial statements and related disclosures in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. We use our judgment to determine the appropriate assumptions to be used in the determination of certain estimates and we evaluate our estimates on an ongoing basis. Estimates are based on historical experience, terms of existing contracts, our observance of trends in the travel industry, and on various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates under different assumptions or conditions. Our critical accounting estimates supplement, but not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Matters that involve significant estimates and judgments of management include the following:
Revenue Recognition
We make several estimates in our revenue recognition process that affect the net revenues presented on our condensed consolidated statements of operations.
We earn incentives from airline companies based on the volume of airline ticket bookings that have flown. We also receive incentives from our GDS service providers based on the volume of segment bookings mediated by us through the GDS systems. The periods in which the contractual targets are based on range from months to years. The rate at which the Company earns the incentives from airline companies and GDS service providers, or travel suppliers, is subject to fluctuations, as the incentive amount earned on any given day is contingent on the cumulative prior performance under contract. Additionally, some travel supplier contracts have tiered level pricing where the incentive rate applied depends on several performance targets specified in the contract. At the end of each reporting period, the Company estimates the incentives earned in the period based on the flights taken and the respective incentive rates that would apply to the Company, based on the tier the Company will most likely fall under. Revenue earned and recognized relating to incentives with airline companies and GDS service providers will be estimated to the extent that it is probable that a significant reversal of any incremental revenue will not occur.
Our revenues are recorded net of cancellations, refunds, and chargebacks, which all represent variable consideration and must be estimated. From time to time, the Company issues credits or refunds to the traveler in the event of cancellations. Additionally, when travel bookings are made, there is a risk of transaction losses as a result of chargebacks pursued by payment processors in connection with fraudulent charges. We estimate and record reserves for cancellations, refunds, and chargebacks based on our assessment of various factors, including the amounts of actual chargeback activity during the current year.
Valuation of Goodwill, Definite-Lived Intangible Assets, and Indefinite-Lived Intangible Assets
The application of the acquisition method of accounting for business combinations requires the use of significant estimates and assumptions to determine the fair value of the assets acquired and liabilities

U.S. Securities and Exchange Commission
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assumed. Our estimates of the fair value are based upon assumptions that we believe are reasonable. When we deem appropriate, we utilize assistance from third-party valuation firms. The consideration transferred is allocated to the assets acquired and liabilities assumed based on their respective values at the acquisition date. The excess of the consideration transferred over the net of the amounts allocated to the identifiable assets acquired and liabilities assumed is recognized as goodwill.
We review long-lived intangible assets whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The assessment of possible impairment is based upon the ability to recover the carrying value of the assets from the estimated undiscounted future net cash flows, before interest and taxes, of the related asset group.
We test goodwill for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We have two reporting units and test goodwill for each respective reporting unit. Our annual goodwill impairment tests are performed as of December 31. As of December 31, 2022, the estimated fair value of our two reporting units was determined using the income approach valuation technique by discounting the Company’s future cash flows. The income approach, applied as of December 31, 2022, reflected a reduction in the forecasted cash flows of our reporting units and a longer assumed recovery period. The discount rate is determined based on the reporting unit’s estimated weighted-average cost of capital and adjusted to reflect the risks inherent in its cash flows, which requires significant judgments. As of December 31, 2022, we performed our annual goodwill impairment test that resulted in the calculation of fair value of the respective reporting units that substantially exceeds carrying value. Therefore, the Company concluded that there was no impairment of goodwill.
The estimation of fair values of our reporting units reflect numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding each reporting unit’s expected growth rates and operating margin and the competitive environment, as well as other key assumptions with respect to matters outside of our control, such as discount rates. The estimation of fair value requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used. Discount rates have been impacted during the period due to rising interest rates and adverse changes in the macroeconomic environment. Future events and changing market conditions, including economic uncertainties such as inflation, rising interest rates and risks of a potential recession, may lead us to re-evaluate the assumptions used to estimate the fair values of our reporting units, which may result in a need to recognize additional goodwill impairment charges that could have a material adverse effect on our results of operations.
Earn-Out Liabilities
See Note 4 - Fair Value Measurements for additional information related to the Company's fair value measurements. When little or no market data is available, the fair value is measured using unobservable inputs ("Level 3 inputs"). Our liabilities measured using Level 3 inputs primarily consist of earn-out liabilities acquired from acquisitions. The fair value of earn-out liabilities are

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estimated using the Monte Carlo simulation method. In determining the fair value, the following factors were considered: the expected future financial performance of the acquired entities, the underlying financial metric on which the earn-out payment is based upon, historical financial performance, and the Company's credit risk.
Equity-Classified Earn-Out Shares
As part of the reverse recapitalization that closed on July 18, 2022, earn-out shares were approved to be issued to holders, would be entitled to the right to receive shares of common stock, which vest based on the trading price of the Company's Common Stock. The earn-out was determined to be equity-classified, and the Company estimates the fair value of the award on the date the shares are allocated to a holder. The Company obtains a third-party valuation to determine the fair value. The Monte Carlo method was used to determine the expected value of the earn-out shares to be vested by simulating the Company's Common Stock price from the allocation date to the end of the vesting period. The income approach was used to determine the fair value of the award on the allocation date, which includes estimating future cash flows to be received by the award owners over the economic life of the award and converting the cash flows to their present value equivalents using an appropriate discount rate that accounts for the relative risk of not realizing the annual cash flows and for the time value of money.